Exhibit 99.2

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 616,165,723

Date: July 7, 2022

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 22 states including operating 134 dispensaries and 26 cultivation sites with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On June 16, 2022, Curaleaf announced the opening of its Lancaster, Pennsylvania dispensary.

Please see the Issuer’s press release dated June 16, 2022, filed on the Issuer’s website for more information.

On June 27, 2022, Curaleaf announced the expansion of Fab 5 Freddy and Curaleaf’s B Noble cannabis brand to New Jersey.

Please see the Issuer’s press release dated June 27, 2022, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Matt Darin, CEO’s quote from the press release titled, “Fab 5 Freddy and Curaleaf Expand B NOBLE Cannabis Brand to New Jersey,” was picked up by Benzinga and Cannabis Business Times. Mr. Darin’s quote from the press release titled, “Curaleaf International Secures Two Further Licenses at its Spanish GMP Facility to Increase Manufacturing Capacity of Medical Cannabis Extracts for European Market,” was picked up by Global Cannabis Times. Mr. Darin’s quote from the press release titled, “Curaleaf Celebrates Opening of Lancaster, Pennsylvania Dispensary,” was picked up by Benzinga, Cannabis Business Times. Mr. Darin’s quote from the press release titled, “Curaleaf Expands New Jersey Adult-Use Sales to Edgewater Park Dispensary,” was picked up by Green Market Report and New Cannabis Ventures. Mr. Darin’s quote from the press release titled, “Curaleaf Names Matt Darin CEO,” was included in Marijuana Venture’s July issue. Mr. Darin’s quote from the press release titled, “Curaleaf Appoints Tyneeha Rivers As Chief People Officer,” was picked up by Ebony Magazine and MG Magazine. Mr. Darin spoke with Morgan Paxhia and Tyler Grief, hosts of the Poseidon Closing Bell Twitter Space, on 6/23 about Curaleaf’s growth.

Executive Chairman Boris Jordan’s quote from the press release titled, “Curaleaf Names Matt Darin CEO” was included in Marijuana Venture’s July issue.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On June 27, 2022, Curaleaf announced the expansion of Fab 5 Freddy and Curaleaf’s B Noble cannabis brand to New Jersey.

Please see the Issuer’s press release dated June 27, 2022, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

N/A

8.	Describe the acquisition of new customers or loss of customers.

See Item 1 for information on new dispensary openings.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of June 30, 2022, the Issuer had a total of 5,866 employees, which includes 382 new hires and 217 terminations in the month of June.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest.

Connecticut

No update since previous reporting on Form 7. As reported, the hearing of the case took place in April 2022 and the parties expect the arbitrator to rule in Q3 2022.

Sentia Wellness

Measure 8 Ventures LP et al. v. Khanna et al., Or. No. 22CV00946

No update since previous reporting on Form 7.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	164,098	Shares issued in connection with acquisition of Natural Remedy Patient Center.	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Use of Botanical Terpenes

On February 4, 2022, the Pennsylvania Department of Health’s Office of Medical Marijuana (DOH) issued a “determination” that certain medical marijuana vaporization products “containing added ingredients, such as externally sourced flavorings or terpenes” (commonly known as botanical terpenes) must be recalled and destroyed because they “have not been approved for inhalation by the United States Food and Drug Administration.”

As per our earlier Forms 7 filed on March 6, April 6, May 9 and June 12, 2022, while the Company continues to believe this “determination” and recall will not have material impact on the Company’s operations or results, the Company continues to vigorously oppose these actions by the DOH as they represent an arbitrary and capricious exercise of regulatory authority and would set an unfavorable precedent regarding use of botanical terpenes.

By way of update, on June 19, 2022, the Pennsylvania Supreme Court denied the DOH’s Emergency Application to reinstate an automatic stay of the injunction thus clearing the way for the Company to distribute its vaporization products that were the subject of the DOH’s original “determination.” The underlying matter will now move into litigation under a traditional timetable.

Hemp-Derived THC Products

As reported in the Company’s previous Forms 7, there continues to be a proliferation of companies selling THC-containing consumer products (some coupled with CBD ingredients and some without) that are distributed outside existing state sanctioned medical and adult use marijuana programs. These products are almost exclusively sold as “gummies.” The Company continues to monitor the development of this market and the approach of state and federal law enforcement to the distribution of these products.

COVID-19

No update since the Company’s previous Form 7.

Europe COVID-19.

No update since the Company’s previous Form 7.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the Issuer's current litigation and arbitration proceedings, (ii) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations, (iii) the potential impacts on the Company of the Pennsylvania recall and potential legislative changes regarding the use of flavoring and terpenes in cannabis products, and (iv) the potential impacts on the Company of the proliferation of companies selling THC-containing consumer products. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2021 filed on March 7, 2022 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2021 filed on March 9, 2022, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: July 7, 2022.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended June 30, 2022	Date of Report YY/MM/D July 7, 2022
Issuer Address 301 Edgewater Place
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com